[Chapman and Cutler LLP Letterhead]

August 9, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

On August 7, 2018, our Firm, on behalf of the Innovator ETFs Trust (the “Trust”), discussed with you a change regarding the registration statement filed by the Trust on Form N-1A for the Trust on August 3, 2018 relating to Innovator S&P 500 Buffer ETF - July (the “Fund”), Innovator S&P 500 Power Buffer ETF – July and Innovator S&P 500 Ultra Buffer ETF – July (the “Registration Statement”). Pursuant to your request, below please find an outline of the facts and circumstances which necessitates this change:

●

The Fund is an actively managed exchange-traded fund, which first filed the Registration Statement with the Securities and Exchange Commission (“SEC”) on May 15, 2017, as the “Innovator Enhance and Buffer S&P 500 ETF; 2 Up to a Cap, 1 Down 10% Buffer, CBOE Annual PTP Strategy, (MONTH) Series.” The Registration Statement contemplated two times the investment performance of the S&P 500 Price Return Index (the “S&P 500 Index”) up to a capped amount, with a 10% buffer, over a defined outcome period.

●

In consideration of various positions taken by the SEC Staff, the Fund changed its investment strategy to provide only one times the investment performance of the S&P 500 Index up to a capped amount, with a 10% buffer, over a defined outcome period. On July 12, 2018, the Fund filed an updated Registration Statement pursuant to rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), and changed its name to the Innovator S&P 500 Buffer ETF – July.

●

On August 1, 2018, the SEC declared the Registration Statement effective. Innovator ETFs Trust set a date to launch the Fund, as well the other funds in its “Defined Outcome Series,” on August 8, 2018.

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On August 6, 2018, two days prior to the Fund’s proposed launch date, the Fund was informed by Standard & Poor’s Dow Jones Indices, LLC (“S&P”) that it had granted an exclusive license to another registrant to register and launch an exchange-traded fund that provided one times the investment performance of the S&P 500 Index up to a capped amount, with a 10% buffer, over a defined outcome period, and that the Fund’s use of a 10% buffer would violate the terms of such agreement. S&P informed the Fund that any such violation would prohibit the Fund from referring to S&P in its name or in the Registration Statement.

●	On August 7, the Fund and S&P agreed that a change to the stated buffer amount in the Registration Statement, from 10% to 9%, would be an acceptable resolution the licensing arrangement.

●	On August 7, 2018, the Fund filed an amendment to its 19b-4 Application with the SEC Division of Trading and Markets, in order to reflect this change (the “19b-4 Amendment”).

The Fund proposes to make appropriate updates to the Registration Statement, solely to update its new buffer of 9% and corresponding cap levels. These proposed changes were sent to the SEC Staff via email on August 7, 2018. The Fund intends make this updated filing pursuant to Rule 485(b) of the 1933 Act and to launch the Fund upon receiving approval from the SEC Division of Trading and Markets with respect to the Amended 19b-4. The Fund represents that it will not launch the Fund until this matter is resolved to your satisfaction. The Fund is happy to provide any additional information that you may request with regard to this matter.

Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Walter Draney
Walter Draney